JAECKLE FLEISCHMANN & MUGEL, LLP
ATTORNEYS AT LAW
12 FOUNTAIN PLAZA   BUFFALO, NEW YORK   14202-2292
TEL 716.856.0600      FAX 716.856.0432

MICHAEL C. DONLON	Direct Dial: 716.843.3881
Partner	E-mail: mdonlon@jaeckle.com
March 24, 2009
Mail Stop 0610
Securities and Exchange Commission
Washington, D.C. 20549
Attention:	Mr. Jeffrey Riedler, Assistant Director
Re:	Erie Indemnity Company (the “Company”) Preliminary Information Statement filed March 16, 2009 File No. 000-24000
Ladies and Gentlemen:
     This letter is being filed to comply with comments made by the Securities and Exchange Commission staff (the “Staff”) in its comment letter dated March 17, 2009. We have transcribed the Staff’s comments below, and each of the Staff’s comments is followed by the Company’s responses.

General

Comment 1:	Your filing is identified and tagged electronically as a preliminary information statement however you are soliciting Class B common shareholders. Please resubmit the filing as a Pre 14A filing.

Response:
The Company’s solicitation of proxies from the holders of the Class B common stock is not subject to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Regulation 14A promulgated there under since the Class B common stock is not registered pursuant to Section 12 of the Exchange Act.

By way of background, we advise you that as of March 6, 2009 (the record date for the Company’s 2009 annual meeting of shareholders), the Company’s authorized capital stock consisted of 74,996,930 shares of Class A common stock, of which 51,248,893 shares were outstanding, and 3,070 shares of Class B common stock, of which 2,551 shares were outstanding. Sole voting power is vested in the Company’s Class B common stock except insofar as any applicable law shall permit the Class A common stock to vote as a class in regards to any changes in the rights, preferences and privileges attaching to Class A common stock.

Buffalo, New York	Amherst, New York

Securities and Exchange Commission
March 24, 2009

The Company’s shares of Class A common stock are currently registered pursuant to Section 12(b) of the Exchange Act. The Company filed a Form 15 with the Securities and Exchange Commission on September 16, 2008 to certify that the Class B common stock is held of record by less than 300 persons thereby terminating the registration of the Class B common stock under Section 12(g) of the Exchange Act. Pursuant to Rule 12g-4, the termination of registration of the Class B common stock took effect 90 days after the Company filed the Form 15.

Since the Company’s Class B common stock is no longer registered pursuant to Section 12 of the Exchange Act, the Company’s solicitation of proxies from the holders of the Class B common stock is not subject to Section 14(a) of the Exchange Act and Regulation 14A promulgated there under.

In addition, we believe that the Company is not obligated to distribute information pursuant to Section 14(c) of the Exchange Act. Rule 14c-2(a)(1) states in relevant part that
“the registrant shall transmit to every security holder of the class that is entitled to vote or give an authorization or consent in regard to any matter to be acted upon and from whom proxy authorization or consent is not solicited on behalf of the registrant pursuant to section 14(a) of the Act (i) a written information statement containing the information specified in Schedule 14C;” (emphasis added).

Since the holders of the Class A common stock are not entitled to vote on any matter to be acted upon at the Company’s 2009 annual meeting of shareholders, Rule 14c-2 would not appear to be implicated, notwithstanding the fact that the Company’s Class A common stock is registered pursuant to Section 12 of the Exchange Act. The Company has voluntarily elected to prepare and distribute an information statement to all holders of the Company’s capital stock as a matter of good corporate governance. In addition, the Company understands that by filing the information statement on Schedule 14C, the Company is permitted to incorporate by reference from the definitive information statement certain information required by Part III of the Company’s annual report on Form 10-K.

We respectfully request that the Commission confirm whether it agrees with the Company’s analysis with respect to the applicability of Sections 14(a) and (c) of the Exchange Act to the Company’s 2009 annual meeting of shareholders.

Securities and Exchange Commission
March 24, 2009

Proposal 2 — Approval of amendments to our bylaws to change the timing of our annual meeting of shareholders and change our advance notice requirements relating to shareholder proposals, page 43

Comment 2:
Please unbundle the presentation to separately describe each proposed amendment, the purpose and effects for each change to the bylaws, and the positive and negative aspects of each proposed amendment.

Response:	Please see our analysis with respect to the applicability of Sections 14(a) and (c) of the Exchange Act to the Company’s 2009 annual meeting of shareholders set forth in response to Comment 1 above.

The Company believes that it has included sufficient information to describe, including the purpose and effect of, each proposed amendment. Even though the Company’s solicitation of proxies is not subject to Section 14(a) of the Exchange Act, the Company appreciates your comment regarding the presentation of the proxy card and has revised the proxy card so as to enable the holders of the Class B common stock to vote on the amendments to Section 2.01 and Section 2.07 of the Bylaws separately.

Comment 3:	Please ensure that the related proxy card will enable shareholders to vote on the revisions separately.

Response:
The Company has revised the proxy card so as to enable the holders of the Class B common stock to vote on the amendments to Section 2.01 and Section 2.07 of the Bylaws separately. A copy of the proxy card is attached hereto as Exhibit A.

     As requested in your letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 24, 2009

     If you have any questions about the matters in this letter, please call the undersigned at (716) 843-3881.

Very truly yours,

JAECKLE FLEISCHMANN & MUGEL, LLP

By:	/s/ Michael C. Donlon

Michael C. Donlon
cc:	James J. Tanous, Esq. Erie Indemnity Company

ERIE INDEMNITY COMPANY
CLASS B COMMON STOCK
PROXY
ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 5, 2009
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
     The undersigned hereby constitutes and appoints Terrence W. Cavanaugh, Thomas B. Hagen and James J. Tanous, and each or any of them, proxies of the undersigned, with full power of substitution, to vote all of the shares of the Class B Common Stock of Erie Indemnity Company that the undersigned may be entitled to vote at our Annual Meeting of Shareholders to be held in the Auditorium of the F. W. Hirt-Perry Square Building, 100 Erie Insurance Place (Sixth and French Streets), Erie, Pennsylvania 16530 on May 5, 2009 at 9:30 a.m. local time, and at any adjournment, postponement or continuation thereof, as follows:
1.	ELECTION OF DIRECTORS

☐	FOR all candidates listed below	☐	WITHHOLD AUTHORITY to vote for the candidates listed below

INSTRUCTION: To withhold authority to vote for any individual candidate, strike a line through the candidate’s name in the list below.

J. Ralph Borneman, Jr.	Susan Hirt Hagen	Lucian L. Morrison
Terrence W. Cavanaugh	Thomas B. Hagen	Thomas W. Palmer
Patricia Garrison-Corbin	C. Scott Hartz	Elizabeth A. Vorsheck
Jonathan Hirt Hagen	Claude C. Lilly, III	Robert C. Wilburn
2.	APPROVAL OF AMENDMENTS TO OUR BYLAWS
A.	The amendment to Section 2.01 of our bylaws changing the timing of the Annual Meeting of Shareholders

☐ FOR	☐ AGAINST
B.	The amendment to Section 2.07 of our bylaws changing the advance notice provisions relating to shareholder proposals

☐ FOR	☐ AGAINST
3.	APPROVAL OF THE CONTINUATION OF OUR ANNUAL INCENTIVE PLAN, AS RESTATED, FOR THE PURPOSE OF MAINTAINING ITS QUALIFICATION UNDER SECTION 162(m) OF THE INTERNAL REVENUE CODE OF 1986

☐ FOR	☐ AGAINST
4.	APPROVAL OF THE CONTINUATION OF OUR LONG-TERM INCENTIVE PLAN, AS RESTATED, FOR THE PURPOSE OF MAINTAINING ITS QUALIFICATION UNDER SECTION 162(m) OF THE INTERNAL REVENUE CODE OF 1986

☐ FOR	☐ AGAINST
     In their discretion, the proxies, on behalf of and at the direction of our Board of Directors, are authorized to vote with respect to matters incident to the conduct of our Annual Meeting and any adjournment, postponement or continuation thereof, and upon such other business as may properly come before our Annual Meeting.
     This proxy will be voted as specified. If a choice is not specified, the proxy will be voted FOR the candidates for Director named above and the proposals to amend our bylaws and to approve the continuation of our Annual Incentive Plan and Long-Term Incentive Plan.
     This proxy should be dated, signed by the shareholder(s) and returned promptly to us in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate.

Date: ___________________________, 2009